UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erik M. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 217.854
	8.	SHARED VOTING POWER 397,989
	9.	SOLE DISPOSITIVE POWER 217,854
	10.	SHARED DISPOSITIVE POWER 397,989
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 615,843
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 4 Pages

Schedule 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2014, as previously amended (the “Schedule 13D”) by Erik M. Herzfeld.

Items 5, 6 and 7 of the Schedule 13D is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of common stock to which this Schedule 13D relates is 615,843 common stock representing 10.04% of the 6,133,665 shares outstanding as reported by the issuer as of December 31, 2020.

(b)	With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 217,854 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns, with shares power to vote and/or dispose of 397,989.86 shares of common stock.

(c)	During the past sixty days, on January 11, 2021 through the open market the advisory clients purchased 2766 shares at $5.6553 per share and sold 613 shares at $5.57 per share. On January 19, 2021 through the open market the advisory clients bought 780 shares at $5.76 per share. On January 27, 2021 through the open market the advisory clients bought 2960 shares at $5.50 per share. On February 1, 2021 through the open market the advisory clients bought 1569 shares at $5.40 per share. On February 2, 2021 through the open market the advisory clients bought 867 shares at $5.45 per share. On February 4, 2021 through the open market the advisory clients bought 1545 shares at $5.35 per share and sold 930 shares at $5.5329 per share. On February 8, 2021 through the open market the advisory clients bought 151 shares at $5.75 per share. On February 16, 2021 through the open market the advisory clients purchased 11606 shares at $5.85 per share and sold 2768 shares at $5.825 per share. The advisory clients sold 56,597 shares of common stock on March 10, 2021, at a per share price of $6.7958 pursuant to an issuer tender offer. The Reporting Person sold 3,765 shares of common stock on March 10, 2021, at a per share price of $6.7958 pursuant to an issuer tender offer.

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 supplements (but does not replace) Item 6 as set forth in the Schedule 13D. Mr. Herzfeld has entered into a Letter of Transmittal for the sale of the shares sold in an issuer tender offer as described in Item 5(c) of this Amendment, in the form set forth in Ex-99(a)(1)(ii) of the Issuer’s Schedule TO filed with the SEC on February 12, 2021.

CUSIP No. 42804T106	13D	Page 4 of 4 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit
Number	Description
1	Letter of Transmittal (incorporated by reference to Exhibit 99.(a)(1)(ii) of the Issuer’s Schedule TO filed with the SEC on February 12, 2021 (Investment Company Act file number 811-06445)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Erik M. Herzfeld Erik M. Herzfeld President

March 19, 2021 Date